Exhibit 99.2

Fang Announces Results of 2018 Annual General Meeting

BEIJING, December 10, 2018 /PRNewswire/ -- Fang Holdings Limited (NYSE: SFUN) (the “Company,” “Fang,” “we” or “our”), the leading real estate Internet portal in China, today announced that it held its 2018 annual general meeting of shareholders on December 7, 2018. At the meeting, the shareholders resolved by ordinary resolution to (1) re-elect Mr. Shaohua Zhang as an independent director of the Board of Directors of the Company (the “Board”) and a member of the audit committee of the Board; and (2) ratify the appointment of KPMG Huazhen LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2018.

About Fang

Fang operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through our websites, we provide marketing, listing, financial, e-commerce and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 651 cities in China. For more information about Fang, please visit http://ir.fang.com.

For investor and media inquiries, please contact:

Dr. Hua Lei

CFO

Phone: +86-10-5631-8661

Email: leihua@fang.com

Ms. Jessie Yang

Investor Relations Director

Phone: +86-10-5631 8805

Email: jessieyang@fang.com